SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.   20549






                                   FORM 11-K

                                 ANNUAL REPORT






                       Pursuant to Section 15(d) of the
                        Securities Exchange Act of 1934




                     For the year ended December 31, 1995











                          RELIANCE ELECTRIC COMPANY
                         SAVINGS AND INVESTMENT PLAN



                      ROCKWELL INTERNATIONAL CORPORATION
                          2201 SEAL BEACH BOULEVARD
                        SEAL BEACH, CALIFORNIA  90740





                          RELIANCE ELECTRIC COMPANY
                         SAVINGS AND INVESTMENT PLAN

                                     INDEX





                                         										PAGE NUMBER

FINANCIAL STATEMENTS:

	INDEPENDENT AUDITORS' REPORT		                           				1

	STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS,
	  DECEMBER 31, 1995 AND 1994                                2 - 3

	STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE
	  FOR BENEFITS, FOR THE YEARS ENDED
	  DECEMBER 31, 1995 AND 1994                                4 - 5

	NOTES TO FINANCIAL STATEMENTS                               6 - 10

	SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES,
	  DECEMBER 31, 1995                                           11

	SCHEDULE OF REPORTABLE TRANSACTIONS, FOR THE
	  YEAR ENDED DECEMBER 31, 1995                              12 - 13


SIGNATURES                                                     S-1


EXHIBIT:

	INDEPENDENT AUDITORS' CONSENT                                 S-2







INDEPENDENT AUDITORS' REPORT

To the Reliance Electric Company
  Savings and Investment Plan
  and Participants:

We have audited the accompanying statement of net assets available for benefits of the Reliance Electric Company Savings and Investment Plan as of December 31, 1995, and the statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. Other auditors, who were engaged to audit the financial statements for the year ended December 31, 1994, and whose report is dated May 24, 1995 (except for Note 7 which is as of August 2, 1995), disclaimed an opinion on the 1994 financial statements as permitted by 29 CFR 2520.103-8 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits as of December 31, 1995, and the changes in net assets available for benefits for the year then ended in conformity with generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets held for investment purposes as of December 31, 1995 and (2) schedule of reportable transactions for the year ended December 31, 1995 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. Such supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

June 28, 1996

RELIANCE ELECTRIC COMPANY SAVINGS AND INVESTMENT PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
YEAR ENDED DECEMBER 31, 1995 (IN THOUSANDS)
                                                                       Fund Information
                                           Interest   Rockwell  Growth &  Equity  Basic  Exxon     U.S.    Loan
ASSETS:                           Total  Accumulation   Stock    Income   Index   Value  Stock  Government Fund
INVESTMENTS:
  Rockwell International Corp.
    Common Stock                $  7,043               $7,043
  Aetna Growth & Income
    Equity Account                22,980                         $22,980
  Equity Index Fund               20,432                                  $20,432
  Merrill Lynch Basic Value Fund  42,957                                         $ 42,957
  Exxon Corporation Common Stock  64,691                                                  $64,691
  Bankers Trust Pyramid
    Government Fund                2,290                                                          $2,290
  Guaranteed Investment
    Contracts                    126,061     $126,061
  Merrill Lynch Retirement
    Preservation Trust            57,469       57,469
  Loans to Participants            5,812                                                                  $5,812
  Short-Term Investments           4,077        2,945      37         40       46     157     791     43      18
  Total Investments              353,812      186,475   7,080     23,020   20,478  43,114  65,482  2,333   5,830

CONTRIBUTIONS RECEIVABLE           2,375          876   1,054        163              260             22

INTEREST AND DIVIDENDS RECEIVABLE  1,047        1,029       2                           1       3     12

OTHER RECEIVABLES                    700                                                                     700

TOTAL ASSETS                     357,934      188,380   8,136     23,183   20,478  43,375  65,485  2,367   6,530

LIABILITIES:

  Purchases Pending Settlement     1,199          589                                         598     12

NET ASSETS AVAILABLE
  FOR BENEFITS                  $356,735     $187,791  $8,136    $23,183  $20,478 $43,375 $64,887 $2,355  $6,530

See notes to financial statements.

RELIANCE ELECTRIC COMPANY SAVINGS AND INVESTMENT PLAN


STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 1994 (IN THOUSANDS)

                                                                 Fund Information
                                                      Reliance
                                           Interest   Electric  Growth &  Equity  Basic    Exxon     U.S.    Loan
ASSETS:                           Total  Accumulation   Stock    Income   Index   Value    Stock  Government Fund
INVESTMENTS:
  Reliance Electric Company
   Common Stock                 $     482              $   482
  Aetna Growth & Income
    Equity Account                 14,048                        $14,048
  Equity Index Fund                12,268                                 $12,268
  Merrill Lynch Basic Value Fund   26,796                                         $26,796
  Exxon Corporation Common Stock   57,906                                                 $ 57,906
  Bankers Trust Pyramid
    Government Fund                 1,582                                                          $1,582
  Guaranteed Investment Contracts 102,861  $102,861
  Merrill Lynch Retirement
    Preservation Trust             77,958    77,958
  Loans to Paticipants              8,121                                                                   $8,121
  Short-term Investments           83,234     2,554    79,848        196       93     240      254     49

CONTRIBUTIONS RECEIVABLE            2,428     1,336        37        259      238     512              46

INTEREST AND DIVIDENDS
 RECEIVABLE                         2,507     1,614       275          1              551        3     20       43

TOTAL ASSETS AND NET ASSETS
 AVAILABLE FOR BENEFITS          $390,191  $186,323   $80,642    $14,504  $12,599 $28,099  $58,163 $1,697   $8,164




See notes to financial statements.


RELIANCE ELECTRIC COMPANY SAVINGS AND INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 1995 (IN THOUSANDS)
                                                                   Fund Information
                                         Interest   Reliance  Growth &  Equity   Basic    Exxon     U.S.    Loan   Rockwell
INCOME:                         Total  Accumulation   Stock    Income   Index    Value    Stock  Government Fund     Stock
  Contributions:
    Participants               $18,726   $ 10,858    $    101  $ 2,144  $ 1,634 $ 3,470           $  319            $  200
    Employer                    10,547      4,541          37      888      565   1,466              131             2,919
  Investment Income:
    Interest                    15,879     15,064         419       11        6      14   $   25     164   $   170       6
    Dividends                    4,451                                            1,749    2,681                        21
  Net appreciation in fair
    value of investments        35,020                      6    5,331    4,919   8,200   15,869                       695

Total income                    84,623     30,463         563    8,374    7,124  14,899   18,575      614      170   3,841

EXPENSES:
  Distributions for
   withdrawals and
   terminations                 36,234     23,763       1,822    1,787    1,511   2,675    4,247      281      146       2
  Other                             56         39                            16                         1

TRANSFERS:
  Loans to participants                    (3,776)                (255)     (52)   (264)     (45)     (72)   4,464
  Loan repayments                           2,512          13      273      236     488                43   (3,580)     15
  Interfund transfers                      50,512     (79,396)   6,956    6,196  11,396   (1,023)   1,077            4,282
  Transfers to other plans     (81,789)   (54,441)              (4,882)  (4,098) (8,568)  (6,536)    (722)  (2,542)

     Total transfers           (81,789)    (5,193)    (79,383)   2,092    2,282   3,052   (7,604)     326   (1,658)  4,297

NET INCOME (LOSS)              (33,456)     1,468     (80,642)   8,679    7,879  15,276    6,724      658   (1,634)  8,136

NET ASSETS AVAILABLE FOR
  BENEFITS, BEGINNING OF YEAR  390,191    186,323      80,642   14,504   12,599  28,099   58,163    1,697    8,164

NET ASSETS AVAILABLE FOR
  BENEFITS, END OF YEAR       $356,735    $187,791   $    -    $23,183  $20,478 $43,375 $ 64,887 $  2,355  $ 6,530 $ 8,136

See notes to financial statements.




RELIANCE ELECTRIC COMPANY SAVINGS AND INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 1994 (IN THOUSANDS)
                                                                 Fund Information
                                           Interest   Reliance  Growth &  Equity   Basic   Exxon     U.S.      Loan
                                  Total  Accumulation   Stock    Income   Index    Value   Stock  Government   Fund
INCOME:
  Contributions:
    Participants                 $ 23,515   $ 12,938   $ 2,069   $ 2,361   $ 1,867  $3,931           $  349
    Employer                        7,414        328     6,796        71        67     140               12
  Investment Income:
    Interest                       12,351     11,440       290         6         3       6  $    13      90  $  503
    Dividends                       4,519                                            1,697    2,822
  Net appreciation (depreciation)
    in fair value of
    investments                    28,971               35,078      (198)      157  (1,204)  (4,862)

Total income (expense)             76,770     24,706    44,233     2,240     2,094   4,570   (2,027)    451     503

EXPENSES:
  Distributions for
   withdrawals and
   terminations                    32,156     19,139     3,063     1,433       911   2,217    4,747     258     388

TRANSFERS:
  Loans to participants                       (3,477)      (14)     (205)      (17)   (225)    (122)    (30)  4,090
  Loan repayments                              2,201       173       239       185     447      -        33  (3,278)
  Interfund transfers                         (1,909)      452         1       182   1,423     (293)    144     -

     Net transfers                            (3,185)      611        35       350   1,645     (415)    147     812

NET INCOME (LOSS)                  44,614      2,382    41,781       842     1,533   3,998   (7,189)    340     927

NET ASSETS AVAILABLE FOR
  BENEFITS, BEGINNING OF
  YEAR                            345,577    183,941    38,861    13,662    11,066  24,101   65,352   1,357   7,237

NET ASSETS AVAILABLE FOR
 BENEFITS, END OF YEAR           $390,191   $186,323  $ 80,642   $14,504  $ 12,599 $28,099  $58,163  $1,697  $8,164

See notes to financial statements.






RELIANCE ELECTRIC COMPANY SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1995 AND 1994

1.   DESCRIPTION OF THE PLAN

 The following general description of the Reliance Electric Company Savings and Investment Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for complete information. The Plan is a defined contribution plan administered by Reliance Electric Company (the "Company"). At December 31, 1995 and 1994 the assets of the Plan were maintained and transactions therein were executed by the trustee, Society Bank (the "Trustee"), a subsidiary of KeyCorp.

 As of December 31, 1994, Rockwell International Corporation ("Rockwell") had acquired approximately 62% of the common stock of the Company and completed its acquisition of the Company in January 1995.

a. Eligibility - All employees of the Company and its eligible subsidiaries in the United States who have completed 30 days of service and are not covered by a collective bargaining agreement (unless that collective bargaining agreement expressly provides for the employees' eligibility) are eligible to participate in the Plan. Eligible employees can elect to participate in the Plan at the beginning of any month following their eligibility date.

b. Vesting - Employee contributions are fully vested. Employer matching contributions are vested after the participant has completed three years of service. Any employer matching contributions which are forfeited are applied to reduce future
Company contributions.

c. Contributions - Eligible employees may elect to contribute from 1% to 16% of their pre-tax compensation including wages, bonuses and commissions into the Plan up to $9,240 in 1995 and 1994.
Participants who have completed one year of service are eligible to receive matching company contributions. Through September 30, 1995, the Company matched 50% of participant contributions up to 6% of compensation. Effective October 1, 1995, the Company matching contribution ranges from 50% to 100% of participant contributions up to 6% of compensation based on a formula measuring the growth of Rockwell Automation sales. Effective
October 1, 1995, the Company matching contribution is in the form of Rockwell Common Stock. Plan participants can elect to have their contributions invested in 5% increments in the different investment funds available.

d. Investments - Excluding the Exxon Stock Fund (which was closed to new contributions after 1986) and the Reliance Stock Fund (which was replaced by the Rockwell Stock Fund), a participant may direct contributions to any of the following investment options:







(1) Interest Accumulation Fund - Investments in contracts with insurance or other financial institutions that provide for return of principal plus a rate of return on the investment.

(2) Rockwell Stock Fund - This fund consists exclusively of shares of Common Stock of Rockwell International
Corporation.

(3) Reliance Stock Fund - This fund consisted exclusively of shares of Class A Common Stock of Reliance Electric Company ("Reliance Stock"). Reliance Stock was traded on the New York Stock Exchange beginning in May 1992. As of
December 31, 1994, Rockwell had acquired approximately 62% of the common stock of Reliance and completed the acquisition in January 1995.

(4) Aetna Growth and Income Equity Account - A pooled fund investing primarily in the Aetna Variable fund, a registered mutual fund. This fund is invested in a wide variety of preferred and common stocks and interest-producing securities.

(5) Equity Index Fund - A mutual fund managed by the Bankers
Trust Company of New York investing in stocks intended to approximate the overall performance of the Standard and Poor's 500 Composite Stock Index ("S&P 500 Index").

(6) Merrill Lynch Basic Value Fund - A mutual fund whose investments are primarily in common stock of established companies that are selected with an objective of long-term growth through capital appreciation and income.

(7) Exxon Stock Fund - This fund consists exclusively of shares of common stock of the Exxon Corporation. Exxon's Stock is traded on the New York Stock Exchange. The Exxon Stock Fund has been closed to new contributions and transfers (in) since 1986. Quarterly dividends paid by Exxon are reinvested in additional shares of Exxon stock by the Plan Trustee.

(8) U.S. Government Fund - This fund consists of securities backed by the United States Government and its agencies.

e. Short-term Investments - The Trustee makes short-term investments of available cash until amounts are invested in accordance with Plan participant elections.

f. Participant Accounts - A separate account is maintained for each participant in the Plan, reflecting contributions, investments, investment gains and losses, distributions, loans, withdrawals and transfers.





g. Plan Withdrawals and Distributions - Active participants may withdraw certain amounts from their accounts up to their entire vested interest when they attain the age of 59-1/2, or if they qualify for financial hardship. Participant vested amounts are payable upon retirement, death, or other termination of employment. Benefit claims payable for participants who have withdrawn from the Plan at December 31, 1995 and 1994 amounted to $3.9 million and $7.3 million, respectively.

h. Plan Termination - Although the Company has not expressed any intent to terminate the Plan, it reserves the right to do so at any time. In the event of termination, the interests of each participant with respect to Company contributions will vest immediately and be nonforfeitable.


2.   SIGNIFICANT ACCOUNTING POLICIES

a. Basis of Accounting - The Plan is accounted for using the accrual basis.

b. Investment Valuation - Investments in securities and short-term investments are stated at fair value as measured by readily available market prices; investments in contracts with insurance companies, included in general accounts, are stated at contract value. The fair value of the Guaranteed Investment Contracts as of December 31, 1995 is approximately $127.6 million. Mutual fund investments are valued at net asset value representing the value at which shares of the fund may be purchased or redeemed.

c. Security Transactions and Investment Income - Purchase and sales of securities are reported on a trade date basis. Dividend income is recorded on the ex-dividend date and interest income is recorded on the accrual basis.

d. Plan Expenses - Asset management fees charged by the Growth and Income Fund, Equity Index Fund, Interest Accumulation Fund, and
U.S. Government Fund are paid by the Plan. All other administrative expenses of the Plan are paid by the Company.

e. Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions to the Plan's net assets available for benefits during the reporting period. Actual results could differ from those estimates.

f. Reclassifications - Certain 1994 amounts have been reclassified to conform with 1995 presentation.





3. TRANSFER TO RELTEC CORPORATION SAVINGS AND INVESTMENT PLAN

 In August 1995 Rockwell sold the Company's telecommunications business, subsequently renamed RelTec Corporation. In September 1995, Plan assets of approximately $81.8 million were transferred to the newly formed RelTec Corporation Savings and Investment Plan.

4. INVESTMENTS EXCEEDING 5% OF NET ASSETS

 The Plan's investments which exceeded 5% of net assets available for benefits as of December 31, 1995 and 1994 are as follows (dollars in thousands):

         Description of Investment                  1995         1994

 Guaranteed Investment Contracts:
   New York Life (GA 5967)                        $ 20,196     $26,941
   Prudential Insurance Company (GA 7973-211)       19,661
   Metropolitan Life Insurance Company (#14038)     29,159
   Bankers Trust Pyramid Guaranteed Investment
     Fund                                           57,045      75,920
 Merrill Lynch Retirement Preservation Trust        57,469      77,958
 Exxon Common Stock                                 64,691      57,906
 Bankers Trust Equity Index Fund                    20,432      12,268
 Aetna Growth & Income Equity Account               22,980      14,048
 Merrill Lynch Basic Value Fund                     42,957      26,796

5. INFORMATION CERTIFIED BY THE TRUSTEE

 For 1994, the financial information included in the Plan financial statements, except for contributions receivable, contributions, and distributions for withdrawals and terminations, has been derived from information certified as complete and accurate by the Trustee, in accordance with Section 2520.103-5 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

6. TAX STATUS

 The Plan obtained its latest determination letter in 1995, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. The Company believes that the Plan currently is designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and that, therefore the Plan continues to qualify under Section 401(a) and the related trust continues to be tax-exempt as of December 31, 1995. Therefore, no provision for income taxes has been included in the Plan's financial statements.














7. UNITS OF PARTICIPATION

                                         December 31
                                 1995                    1994
                       				 Number  	  Unit	   	  Number     	 Unit
 Investment Program       	of Units	   Value	   	of Units     	Value

 Interest Accumulation
   Fund                 183,529,956 $    1.00   180,819,140 $    1.00
 Reliance Stock Fund                              2,591,292     31.00
 Growth and Income Fund   1,797,122     12.78     1,468,462      9.70
 Equity Index Fund           14,795  1,380.96        12,331  1,002.44
 Basic Value Fund         1,517,378     28.31     1,209,687     22.35
 Exxon Stock Fund           803,613     80.50       957,372     60.75
 U.S. Government Fund     2,290,210      1.00     1,630,274      1.00
 Rockwell Stock Fund        133,202     52.87

 The above data has not been adjusted to reflect accruals. Additionally, short-term investments outstanding within the respective funds were included in determining the number of units at December 31, 1995 and 1994.












RELIANCE ELECTRIC COMPANY SAVINGS AND INVESTMENT PLAN

ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1995 (IN THOUSANDS)
         COLUMN B                                  COLUMN C                                     COLUMN D       COLUMN E
    Identify of issue,                      Description of investment,
    borrower, lessor                   including collateral, rate of interest,                  Revalued       Current
    or similar party                    maturity date, par or maturity value                    Cost (1)        Value
                                                                                                <D>            <E>
Insurance Company Investment
  Contracts                         New York Life GA5967                                        $20,196        $20,196
                                    Prudential Insurance Company  GA 7973-211                    19,661         19,661
                                    Metropolitan Life Insurance Company                          29,159         29,159
                                      Total Investment Contracts                                $69,016        $69,016

Investments in Fixed Income         Bankers Trust Pyramid Guaranteed Investment Fund            $57,045        $57,045
  Trusts                            Merrill Lynch Retirement Preservation Trust                  57,469         57,469
                                    Bankers Trust Pyramid Government Fund                         2,290          2,290

                                      Total Investments in Fixed Income Trusts                 $116,804       $116,804

Common Stocks                      *Rockwell International Corporation 133,202 shares          $  6,348       $  7,043
                                    Exxon 803,613 shares                                         49,178         64,691

                                      Total Common Stocks                                      $ 55,526       $ 71,734

Mutual/Equity Funds                 Bankers Trust Equity Index Fund                            $ 15,524       $ 20,432
                                    Aetna Growth & Income Equity Account                         17,687         22,980
                                    Merrill Lynch Basic Value Fund                               35,119         42,957

                                      Total Mutual/Equity Funds                                $ 68,330       $ 86,369

Short-term Investments              Society Short-Term Investment Fund                         $  4,077       $  4,077

Loans                              *Loans to participants 7% - 12%                             $  5,812       $  5,812

                                      Total Investments - All Funds                            $319,565       $353,812

(1)  In accordance with ERISA regulations, revalued cost of holdings is calculated based upon market price at
     December 31, 1994 (beginning of year), or on purchase price if purchased during the year.

* Party-in-interest



RELIANCE ELECTRIC COMPANY SAVINGS AND INVESTMENT PLAN


ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
DECEMBER 31, 1995 (IN THOUSANDS)

REPORTABLE TRANSACTIONS FOR THE YEAR ENDED DECEMBER 31, 1995 REPRESENT SINGLE TRANSACTIONS WHICH EXCEED 5% OF ASSETS
AVAILABLE FOR PLAN BENEFITS AT THE BEGINNING OF THE YEAR

         Column A              Column B        Column C      Column D      Column G        Column H        Column I

                                                                                        Current Value
       Identity of            Description      Purchase       Selling       Cost of      of Asset on          Net
     Party Involved            of Asset          Price         Price         Asset     Transaction date   Gain/(Loss)
Society National Bank         Short-Term
                               Investments      $20,537                     $20,537        $20,537         $    -

Metropolitan Life
  Insurance Company          GIC, GAC #14038     39,000                      39,000         39,000              -







RELIANCE ELECTRIC COMPANY SAVINGS AND INVESTMENT PLAN


ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
DECEMBER 31, 1995 (IN THOUSANDS)

REPORTABLE TRANSACTIONS FOR THE YEAR ENDED DECEMBER 31, 1995 REPRESENT SERIES OF TRANSACTIONS INVOLVING ONE SERIES
WHICH EXCEED 5% OF ASSETS AVAILABLE FOR PLAN BENEFITS AT THE BEGINNING OF THE YEAR


         Column A              Column B       Column C       Column D      Column G       Column H         Column I

                                                                                        Current Value
       Identity of            Description     Purchase        Selling       Cost of      of Asset on        Net
     Party Involved            of Asset         Price          Price         Asset     Transaction date   Gain/(Loss)
Corporate Debt Instruments

Metropolitan Life
  Insurance Company          GIC, GAC #4038    $41,353                     $41,353          $41,353          $   -

Society National Bank        Short-Term
                              Investments       78,467                      78,467           78,467              -

Society National Bank        Short-Term
                              Investments                     $77,715       77,715           77,715              -

Prudential Insurance
  Company                    GIC, GAC
                              #7973-211         30,751                      30,751           30,751              -







INDEPENDENT AUDITORS' CONSENT


We consent to the incorporation by reference in Registration Statement
No. 33-62917 of Rockwell International Corporation on Form S-8, and the Prospectus dated September 26, 1995 with respect to the Securities covered thereby, of our report dated June 28, 1996, appearing in this Annual Report on Form 11-K of the Reliance Electric Company Savings and Investment Plan for the year ended December 31, 1995.


Deloitte & Touche LLP

Deloitte & Touche LLP
Pittsburgh, Pennsylvania
June 28, 1996



SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed by the undersigned, hereunto duly authorized.



                                                    RELIANCE ELECTRIC COMPANY
                                                   SAVINGS AND INVESTMENT PLAN


                                                   By     Robert L. Matejka
                                                          Robert L. Matejka
                                                         Plan Administrator



Date:  June 28, 1996